

ENERGY & TECHNOLOGY, CORP.

Petroleum Towers Suite 530 Lafayette, LA 70503 USA
Mailing: P.O. Box 52523 Lafayette, LA 70505
Ph 337-984 2000 Fax 337-988 1777

IN GOD WE TRUST

Stock Symbol: ENGT

H. Roger Schwall and Mr. Karl Hiller and Associates
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4628
GallagerJ@SEC.gov HillerK@SEC.gov SchwallR@SEC.gov

Re: Energy & Technology, Corp.
    Form 10K Year Ending Dec. 31, 2015
    Form 10Q Quarter Ended Sep. 30, 2016
    File No. 333-150437

Dear Sirs,

Below are the answers to your questions in matter referenced above:

Answer to Question No. 1.

Malone Bailey LLP Auditors are presently retained to audit the company. Mr. George Qin email GQin@melone-bailey.com tel. 713-343 4267 and cell. 281-536 0870.   Ms. Sarah B. Harrop is also working with Mr. Qin and her email is SHarrop@malone-bailey.com and the is address 9801 Westheimer Rd, Houston Texas 77042. We will amend the company's 2015 10K which will correct many of the discrepancies.

Answer to question No. 2.

Our customers are major oil & gas exploration companies and we perform engineering, testing, manufacturing and maintenance on their oil and pipe and equipment. The customers provide us with the material and in some instance we buy it for them from mills and suppliers such as U.S. S. Steel, SB Int'l, Premier Pipe and others. No shortage in the material is encountered and presently the supply exceeds the demand.

Answer to question No. 3.

In the MD&A we mention that our customer base exceeds 130 customers but in Note 11 on page 19 our revenue for two customers exceeded 61% of total revenue for year ended December 31, 2015. Similarly, corresponding Note 11 disclosure in your most recent Form 10-Q indicates that the two largest customers accounted for 69% in the 9 months period reason is, due to the volatility of the energy industry and low prices, most of our major customers have stopped exploration operations such as BP, ExxonMobil, Chevron and many are in bankruptcy such as Stone Energy, Petro Quest, Samson Energy and many, Sabine Oil & Gas and many others. Therefore, our main revenue derived from the only active accounts which are small independent low budget operators and the U.S. Strategic Reserve who recently ran out of money and had to wait on a new budget.

Answer to question No. 4.

Misprint on line (2). "The fiscal quarter ended June 30, 2015" to be corrected to, the fiscal year ended December 31, 2015.

OILFIELD TUBULAR & EQUIPMENT, NDT, UT, EMI, TESTING, STORAGE, MAINTENANCE, COATING, THREADING, MILL SERVICES & CONSULTING
U.S.A. LOUISIANA: P.O. BOX 52523 LAFAYETTE, LA 70505 U.S.A. PH. (337) 984 2000 FAX. (337) 988 1777
U.S.A. TEXAS: 15438A MILLER ROAD 1, HOUSTON, TX 77049 U.S.A. PH. (281) 862 2800 FAX. (281) 862 0030
MEXICO: 222 INDEPENCIA C.P. 94290 BOCA DEL RIO, VERACRUZ, MEXICO PH. FAX. (52) (2299) 860733
SAUDI ARABIA: AL-SUWAIKET EST. P.O. 321 AL-KHOBAR 31952, SAUDI ARABIA PH. 966 3 898 5000 FAX. 5500



ENERGY & TECHNOLOGY, CORP.
Petroleum Towers Suite 530 Lafayette, LA 70503 USA
Mailing: P.O. Box 52523 Lafayette, LA 70505
Ph 337-984 2000 Fax 337-988 1777

IN GOD WE TRUST

Stock Symbol: ENGT

Answer to question No. 5.

The sketches for any directors and officers who did not hold any positions during the year ended December 31, 2015 will be removed.

Answer to questions No. 6.

Mr. Sfeir does not own the shares in the holding attributed companies, but the proxy voting rights only and will identify the NOBO natural persons when beneficial ownership and related parties as describe by law in Item 4 regulation 3K, "Same house hold persons of Mr. Sfeir including wife, sons and sons in law, daughters and daughters in law".

Answer to question No. 7.

We will indicate each person signing in all capacities in which he signs as in General Instructions D2(a) and D.2(b), Form 10-K. and include the director signature.

Answer to question No. 8.

We will amend the 2015 fiscal year filing in Exhibit 32.1 and correct the date of fiscal year 2014 to fiscal year 2015 including the Item 601(b)(32) of Regulation S-K.

Answer to question No. 9.

The text is not applicable and was left by error from an old filing and will be deleted.

Answer to question No. 10.

Same as number 9 answer. The text is not applicable and was left by error from an old filing and will be deleted.

Answer to question No. 11.

We will correct the first line from first fiscal quarter 2014 and based on the evaluation disclosure controls and procedures effective September 30, 2016 to read "our end covered by this report.

We will correct the statement in question to read:
Our management team will continue to evaluate our internal controls over financial reporting in of this period as required by section 302 of the Sarbanes Oxley

Answer to question 12.

Exhibit 32.1 certification will be corrected to read "pertaining to this quarter"

If I may be of further help, my cell No. is 337-781 2444

Sincerely yours,

George M. Sfeir C.E.O.

OILFIELD TUBULAR & EQUIPMENT, NDT, UT, EMI, TESTING, STORAGE, MAINTENANCE, COATING, THREADING, MILL SERVICES & CONSULTING
U.S.A. LOUISIANA: P.O. BOX 52523 LAFAYETTE, LA 70505 U.S.A. PH. (337) 984 2000 FAX. (337) 988 1777
U.S.A. TEXAS: 15438A MILLER ROAD 1, HOUSTON, TX 77049 U.S.A. PH. (281) 862 2800 FAX. (281) 862 0030
MEXICO: 222 INDEPENCIA C.P. 94290 BOCA DEL RIO, VERACRUZ, MEXICO PH. FAX. (52) (2299) 860733
SAUDI ARABIA: AL-SUWAIKET EST. P.O. 321 AL-KHOBAR 31952, SAUDI ARABIA PH. 966 3 898 5000 FAX. 5500